

December 6, 2016

<u>Via E-mail</u>
S. Jason Hall
Chief Financial Officer
Behringer Harvard Opportunity REIT II, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas

> **Re:** **Behringer Harvard Opportunity REIT II, Inc.**
> **Form 10-K for fiscal year ended December 31, 2015**
> **Filed March 16, 2016**
> **File No. 000-53650**

Dear Mr. Hall:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 39</u>

1. On page 42 you disclose "total estimated value per share, as adjusted" as of October 31, 2014. It appears that you adjust October 31, 2014 total estimated value per share to give retroactive effect to a distribution made in March 2015. Please ensure that any adjusted amounts are presented as of a date on or after the event that gives rise to the adjustment or explain why you believe it is appropriate to give retroactive effect to an item in presenting an adjusted valuation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel, Office of Real
Estate and Commodities